Exhibit 3.67

State of Delaware Secretary of State Division of Corporations Delivered 07:54 PM 09/16/2013 FILED 07:54 PM 09/16/2013 SRV 131094650 - 5399922 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC Stein, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, #400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 16th day of September, 2013.

By:	/s/ James F. Mosier
Authorized Person (s)
Name: James F. Mosier